                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                          SCHEDULE 13-G

            Under the Securities Exchange Act of 1934

                       (Amendment No.    )


                 Sizeler Property Investors, Inc.
                         (Name of Issuer)

                 Common Stock and Convertible Bond due 2003
                  (Title of Class of Securities)

                     830137-10-5 and 83137A-A-3
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement    (A fee
is not required only if the filing person: (1) has a previous statement on reporting the beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          Name of reporting person: Ryback Management Corporation I.R.S. Identification No. of Above Entity 43-1615580


          Check Appropriate Box  if  a member of a group*

3.       SEC use only

4.       Citizenship or Place of Organization

            Michigan

Number of     5.            Sole Voting Power

Shares                         8400 common shares plus 561,538
                                    shares resulting from bond conversion

Beneficially  6.            Shared Voting Power

Owned by

Each          7.            Sole Dispositive Power

Reporting                      8400 common shares plus 561,538
                                    shares resulting from bond conversion

Person With   8.            Shared Dispositive Power



9.   Aggregate Amount Beneficially owned by each reporting person:

        561,538 converted shares held by Lindner Dividend Fund
          8,400 shares managed by Ryback Management Corporation

10.  Check Box if the Aggregate amount in Row (9) excludes certain shares


11.  Percent of  Class Represented by Amount in Row  (9)

         6.35% fully diluted

12.  Type of Reporting Person

IA - Ryback Management Corporation   IV - Lindner Investment Series Trust


sec 1745 (6-80)
                    SEE INSTRUCTION BEFORE FILLING OUT!

                              SEC 13 G
                       SECURITIES AND EXCHANGE COMMISSION
                          SCHEDULE 13-G Amendment No.

Item 1(a)   Name of Issuer:

            Sizeler Property Investors, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

           2542 Williams Boulvevard
          Kenner, LA 70062

Item 2(a)   Name of Person Filing:

            Ryback Management Corporation

Item 2(b)   Address of Principal Business Office:

            7711 Carondelet Ave., Box 16900, St. Louis, MO 63105

Item 2(c)   Citizenship:

            Michigan

Items 2(d)  Title and Class of Securities:

            Common Stock

Item 2(e)   CUSIP:

            830137-10-5

Item 3) If this statement is filed pursuant to Rule 13d-1(b) or, 13d-2(b), check whether the person filing is a:

 [X] Investment Company registered under Section 8 of the Investment Company Act ( LINDNER INVESTMENT SERIES TRUST)

 [X] Investment Company Adviser registered under Section 203 of the Investment
 Advisers Act of 1940     (RYBACK MANAGEMENT CORPORATION)

Item 4   Ownership:
         The Shares listed below were held in a fiduciary capacity by Ryback Management Corp. and/or Lindner Investment Series Trust as of December 31, 1997:

     (A) Amount beneficially owned: 561,538 held by Lindner Dividend Fund and 8,400 shares managed by Ryback Management Corporation
     (B) Percent of class: 6.35%
     (C) Number of shares as to which such subject COMPANY has:
         (1)sole power to vote or direct to vote: 569,938
         (2)shared power to vote or direct to vote:
         (3)sole power to dispose of or direct disposition of: 569,938
         (4)shared power to dispose or direct disposition of:

 Instruction:  For computation regarding securities which represent the right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class
         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Lindner Dividend Fund, a registered investment company, would be a holder of 6.25% of the outstanding class of securities if the bond holdings were converted. Lindner Dividned Fund is a separate series of the Lindner Investment Series Trust.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported On By the Parent Holding Company.
          See Item 3

Item 8.  Identification and Classification of Members of the Group.
         Not Applicable

Item 9.  Notice of Dissolution of Group
         Not Applicable

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 23, 1998


                         /S/  Eric E. Ryback, President
                              Ryback Management Corporation
                              Lindner Investment Series Trust
                              (314) 727-5305